Simcere Pharmaceutical Group

No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

April 17, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler, Assistant Director
Ms. Mary K. Fraser, Esq.

Re:	Simcere Pharmaceutical Group
Registration Statement on Form F-1 (Registration No. 333-141539)
Registration Statement on Form 8-A (Registration No. 001-33398)

Dear Mr. Riedler and Ms. Fraser:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Simcere Pharmaceutical Group (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated to, and that such Registration Statement be declared effective on, April 19, 2007 at 11:00 a.m., New York Time, or as soon thereafter as practicable, unless we or our U.S. counsel, Simcere Pharmaceutical Group, requests by telephone that such Registration Statement be declared effective at some other time.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company be declared effective concurrently with the above-captioned Registration Statement on F-1.

The Company hereby acknowledges the following:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature Page to Follow)

Very truly yours,

Simcere Pharmaceutical Group

By: /s/ Zhigang Zhao

Name: Zhigang Zhao

Title:   Chief Financial Officer